UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-5353

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Teleflex Incorporated 401(k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Teleflex Incorporated
155 South Limerick Road
Limerick, Pennsylvania 19468

Teleflex Incorporated
401(k) Savings Plan
Financial Statements and
Supplemental Schedules
Years ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
Teleflex Incorporated
401(k) Savings Plan
Limerick, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the Teleflex Incorporated 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Teleflex Incorporated 401(k) Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits of the Plan’s financial statements were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions, together referred to as “supplemental information,” as of and for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements for the years ended December 31, 2007 and 2006, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
June 18, 2008

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
ASSETS
Investments, at fair value	$191,480,729	$197,579,602
Receivables
Employer	—	46,904
Employee	—	91,783

TOTAL RECEIVABLES	—	138,687

NET ASSETS AVAILABLE FOR BENEFITS	$191,480,729	$197,718,289

See accompanying notes.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2007 and 2006

	2007	2006
ADDITIONS TO NET ASSETS
Investment income
Interest and dividends	$11,972,148	$10,054,284
Net appreciation (depreciation) in fair value of investments	(5,983,756)	6,037,696
Realized gain on sale of investments	2,381,881	200,566

TOTAL INVESTMENT INCOME	8,370,273	16,292,546
Contributions
Employer	4,746,718	5,228,600
Employee	12,962,394	11,878,003

TOTAL CONTRIBUTIONS	17,709,112	17,106,603
Other activity	1,878	45,303

TOTAL ADDITIONS	26,081,263	33,444,452

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	32,229,944	24,823,921
Administrative fees	88,879	84,295

TOTAL DEDUCTIONS	32,318,823	24,908,216

NET INCREASE (DECREASE) IN ASSETS PRIOR TO TRANSFER	(6,237,560)	8,536,236

ASSETS TRANSFERRED TO PLAN	—	11,287,447

NET INCREASE (DECREASE)	(6,237,560)	19,823,683

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	197,718,289	177,894,606

END OF YEAR	$191,480,729	$197,718,289

See accompanying notes.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL DESCRIPTION OF THE PLAN
Significant Accounting Policies
The significant accounting policies of the Teleflex Incorporated 401(k) Savings Plan (the “Plan”) employed in the preparation of the accompanying financial statements are as follows:
Valuation of Investments
The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Teleflex Incorporated (the “Company”) stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.
Revenue Recognition and Method of Accounting
All transactions are recorded on the accrual basis. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Expenses are recorded as incurred.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
     General Description of the Plan
     A general description of the Plan follows. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, which was implemented effective July 1, 1985. Employees of the Company who have attained age 21 are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
The Plan includes an employee stock ownership plan (“ESOP”) as defined in Internal Revenue Code Section 4975(e)7. The ESOP can be used exclusively to provide employer contributions that match participants’ Section 401(k) salary deferral contributions and, in certain instances, to provide discretionary employer contributions to the Plan.
Contributions
Participants may contribute between 2% and 50% of their compensation on a pre-tax basis (highly compensated employees may only contribute a maximum of 6%). The employer matching contribution and/or employer discretionary matching contribution varies by division. Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover into the Plan).
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the employer matching contribution and/or employer discretionary matching contribution, as well as an allocation of Plan earnings. Participants have access to their accounts 24 hours a day/7 days per week via a 1-800 customer service center and a website. Fund transfers and investment election changes may be elected daily. A participant may stop, start, or change his/her 401(k) salary deferral contribution percent as often as his/her local payroll will allow.
Plan Loans
Active employees may elect to take up to two loans from the Plan at any given time. As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. Loan repayments are processed via payroll deduction on an after-tax basis. Any outstanding loan(s) not repaid within 60 days from an employee’s date of termination, or within the first 12 months of an employee’s leave of absence (including long-term disability), is processed as a taxable distribution.
Vesting
Participants are always 100% vested in their own 401(k) salary deferral contributions. Most participants are 100% vested in their employer matching contributions after one year of employment; however, participants in certain divisions are 100% vested in their employer matching contributions after three years of employment. Participants are 100% vested in their employer discretionary contributions after five years of employment.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
Payment of Benefits
The Plan provides that a participant may elect to withdraw 100% of his/her vested account balance at termination of employment. A participant may also elect to withdraw 100% of his/her vested account balance in the event of total and permanent disability and the attainment of age 59 1/2. A participant may elect to withdraw his/her Rollover Account at any time.
Forfeitures
Forfeitures of terminated participants’ nonvested accounts are used to reduce the amount of future contributions required to be made to the Plan by the Company. The amount of unallocated forfeitures at December 31, 2007 and 2006, was $1,303,115 and $846,002, respectively.
Plan Termination
The Plan may be terminated at any time by the Company. In the event of Plan termination, distribution of participant accounts shall be in accordance with Article VIII of the Plan document.
NOTE B ADMINISTRATION OF THE PLAN
The Plan is administered by a committee of at least three members appointed by the Company’s Board of Directors. The committee is the Plan Administrator and fiduciary for ERISA purposes. The Board of Directors of the Company appointed Vanguard Fiduciary Trust Company as trustee of the Plan effective September 30, 2004. The Company pays for all administrative and recordkeeping costs associated with operating the Plan. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the Vanguard Retirement Savings Trust VIII (which are collective investment funds) are charged to those participants with balances in those funds.
NOTE C TAX STATUS OF THE PLAN
The Plan has received a favorable determination letter from the Internal Revenue Service dated July 1, 2003, indicating that the Plan is a qualified plan under Section 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE D INVESTMENTS
The following presents investments at December 31, 2007 and 2006, which represent 5% or more of the Plan’s net assets:

	2007		2006
Teleflex Stock Fund, 2,935,720 shares (2007) and 3,192,873 shares (2006)	$43,478,014	*	$48,435,881	*

Vanguard International Growth Fund, 603,963 shares (2007) and 533,495 shares (2006)	$14,990,368		$12,729,193

Vanguard Morgan Growth Fund, 589,709 shares (2007) and 614,598 shares (2006)	$11,522,904		$11,671,218

Vanguard Retirement Savings Trust VIII, 37,771,743 shares (2007) and 40,358,899 shares (2006)	$37,771,743		$40,358,899

Vanguard Wellington Fund, 730,171 shares (2007) and 762,847 shares (2006)	$23,818,193		$24,739,133

Vanguard Windsor Fund, 1,605,369 shares (2007) and 1,580,343 shares (2006)	$25,220,341		$29,457,602

*	Includes nonparticipant-directed

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE E NONPARTICIPANT-DIRECTED INVESTMENTS
Company contributions are invested in Company stock and are nonparticipant directed until the participant becomes vested, at which time the participant can then direct those funds to another investment of the Plan. The entire Company stock fund is considered to be nonparticipant directed because the amount that the participants can direct is not readily determinable. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2007	2006
NET ASSETS
Common stock funds	$43,478,014	$48,435,881

CHANGES IN NET ASSETS
Contributions	$5,666,462	$6,584,632
Interest and dividends	866,272	835,332
Net appreciation (depreciation) in fair value of investments	(1,694,354)	193,701
Realized gain (loss) on sale of investments	1,398,667	(539,980)
Benefits paid to participants	(6,571,364)	(4,750,882)
Administrative fees	(22,284)	(20,755)
Other activity	(4,601,266)	(4,827,304)

	$(4,957,867)	$(2,525,256)

NOTE F PLAN ACQUISITION
There were no plan mergers during the year ended December 31, 2007. The Plan executed an acquisition of the Hudson Respiratory Care Inc. 401(k) Plan during the year ended December 31, 2006. The merged plan had net assets of $11,287,447.
The transferred net assets have been recognized in the accounts of the Plan at the balances as previously carried in the accounts of the merged plan. The changes in net assets of the combined plan are included in the statements of changes in net assets available for benefits.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE G RELATED-PARTY TRANSACTIONS
The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.
NOTE H PLAN AMENDMENTS
The Plan was amended during the Plan year ended December 31, 2007, to comply with requirements of Sections 401(k) and (m) of the Internal Revenue Code. The Plan was also amended to add five investment funds and to add Arrow International, Inc. as a participating employer.

SUPPLEMENTAL SCHEDULES
TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT
Year Ended December 31, 2007
Schedule H, Part IV, Item 4i of Form 5500, EIN# 23-1147939, Plan 010

Shares	Description	Cost		Current Value
72,549	Royce Total Return Fund	$	N/A	$930,083
2,935,720	Teleflex Stock Fund		35,180,291	43,478,014
31,317	Vanguard 500 Index Fund		N/A	4,232,441
71,872	Vanguard Explorer Fund		N/A	5,116,588
603,963	Vanguard International Growth Fund		N/A	14,990,368
589,709	Vanguard Morgan Growth Fund		N/A	11,522,904
37,771,743	Vanguard Retirement Savings Trust VIII		N/A	37,771,743
249,244	Vanguard Strategic Equity Fund		N/A	5,102,021
30,263	Vanguard Target Retirement 2005		N/A	363,758
198,229	Vanguard Target Retirement 2015		N/A	2,588,871
86	Vanguard Target Retirement 2020		N/A	2,024
158,994	Vanguard Target Retirement 2025		N/A	2,181,400
186,778	Vanguard Target Retirement 2035		N/A	2,730,700
55,858	Vanguard Target Retirement 2045		N/A	842,897
48,095	Vanguard Target Retirement Income		N/A	535,302
537,787	Vanguard Total Bond Market Index Fund		N/A	5,463,913
730,171	Vanguard Wellington Fund		N/A	23,818,193
1,605,369	Vanguard Windsor Fund		N/A	25,220,341
N/A	Participant loans, 4.25% to 12.5%		N/A	4,589,168

				$191,480,729

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
(Single Transaction or Series of Transactions in One Issue
Aggregating More Than 5% of the Current Value of Plan Assets)
Year Ended December 31, 2007
Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1147939, Plan 010

				Current
				Value of
				Investment on
	Purchase		Cost of	Transaction
Description of Investment	Price	Sales Price	Asset	Date	Net Gain
Teleflex Stock Fund	$—	$13,523,215	$9,593,838	$13,523,215	$3,929,377
Teleflex Stock Fund	8,861,035	—	8,861,035	8,861,035	—
Vanguard Windsor Fund	—	5,736,305	5,204,113	5,736,305	532,192
Vanguard Windsor Fund	5,556,438	—	5,556,438	5,556,438	—
Vanguard Retirement Savings Trust VIII	—	12,740,120	12,740,120	12,740,120	—
Vanguard Retirement Savings Trust VIII	8,861,035	—	8,861,035	8,861,035	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 30, 2008	Teleflex Incorporated 401(k) Savings Plan

	By: Name:	/s/ Terry Moulder Terry Moulder
	Title:	Member, Financial Benefit Plans Committee

Teleflex Incorporated 401(k) Savings Plan
Annual Report on Form 11-K
For the Fiscal Year Ended December 31, 2007
INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm